Exhibit (a)(1)(C)

Form of Announcement Post to All Employees

From:	Sarah Sardella
To:	All Employees
Date:	October 19, 2022

As you saw in Garry’s note, our Board of Directors has approved a voluntary stock option exchange program that will begin today, October 19, 2022. If you hold stock options with an exercise price of $10.00 or more, you have an opportunity to exchange some or all of these options for a new grant of restricted stock units (RSUs). Please attend the company meeting at 12 PM to learn more!